Exhibit 99.1

BMO Financial Group Reports Third Quarter 2023 Results

EARNINGS RELEASE

BMO’s Third Quarter 2023 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended

July 31, 2023 is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Third Quarter 2023 Compared with Third Quarter 2022:

•	Net income of $1,454 million, compared with $1,365 million; adjusted net income[1,3] of $2,037 million, compared with $2,132 million

•	Reported earnings per share (EPS)[2] of $1.97, compared with $1.95; adjusted EPS[1,2,3] of $2.78, compared with $3.09

•	Provision for credit losses (PCL) of $492 million, compared with $136 million

•	Return on equity (ROE) of 8.3%, compared with 8.8%; adjusted ROE[1,3] of 11.7%, compared with 13.8%

•	Common Equity Tier 1 (CET1) Ratio[4] of 12.3%, compared with 15.8%

Year-to-Date 2023 Compared with Year-to-Date 2022:

•	Net income of $2,760 million, compared with $9,054 million; adjusted net income[1,3] of $6,525 million, compared with $6,903 million

•	Reported EPS[2] of $3.60, compared with $13.45; adjusted EPS[1,2,3] of $8.93, compared with $10.20

•	PCL of $1,732 million, compared with $87 million; adjusted PCL[1,3] of $1,027 million, compared with $87 million

•	ROE of 5.1%, compared with 21.1%; adjusted ROE[1,3] of 12.6%, compared with 16.0%

Toronto, August 29, 2023 – For the third quarter ended July 31, 2023, BMO Financial Group recorded net income of $1,454 million or $1.97 per share on a reported basis, and net income of $2,037 million or $2.78 per share on an adjusted basis.

“We continue to deliver solid financial results reflecting the strength, diversity and active management of our businesses in an evolving environment. Record revenue in Canadian Personal and Commercial Banking and contribution from Bank of the West drove good pre-provision, pre-tax growth this quarter, and our capital and liquidity position remains strong,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We’re accelerating efficiency initiatives and remain focused on dynamically positioning the bank for long-term growth and sustained profitability through disciplined expense and risk management.

“We’re confident in the power of our integrated North American franchise and our strategy to help our clients make real financial progress. We were recently ranked first in customer satisfaction with online banking in the J.D. Power (5) 2023 Canada Online Banking Satisfaction Study, as well as being named by World Finance Magazine as the Best Private Bank, Commercial Bank, and Retail Bank in Canada and, for the first time, Best Private Bank and Commercial Bank in the United States. These recognitions are a testament to how BMO’s Digital First strategy and industry-leading experiences are exceeding customers’ evolving expectations and providing greater access to comprehensive one-client banking and investment products and services,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2023 dividend of $1.47 per common share, unchanged from the prior quarter and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.47 per common share is equivalent to an annual dividend of $5.88 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our Third Quarter 2023 Report to Shareholders.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)

Q3-2023 reported net income included acquisition and integration costs of $370 million ($497 million pre-tax), amortization of acquisition-related intangible assets of $85 million ($115 million pre-tax), and the impact of certain tax measures enacted by the Canadian government of $131 million ($160 million pre-tax). On a year-to-date basis, reported net income in the current year included a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of fair value management actions related to the acquisition of Bank of the West, acquisition and integration costs of $1,100 million ($1,463 million pre-tax), an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, $502 million related to certain enacted Canadian tax measures, amortization of acquisition-related intangibles assets of $176 million ($238 million pre-tax), and $9 million ($11 million pre-tax) of interest expense and legal fees related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.
(5)	For more information, refer to www.jdpower.com/business.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Third Quarter Report 2023 Earnings Release 1

Recent Acquisitions

On February 1, 2023, we completed the acquisition of Bank of the West and its subsidiaries from BNP Paribas for a cash purchase price of US$13.8 billion. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern parts of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We expect to complete the conversion of the Bank of the West customer accounts and systems to our respective BMO platforms by early September 2023. The impact of the acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies, which may change after conversion.

On closing, we recognized purchase accounting fair value marks on Bank of the West’s loans and deposits of $3.0 billion and discounts on securities of $3.5 billion on our balance sheet in accordance with International Financial Reporting Standards (IFRS). As previously disclosed, to manage the exposure to capital from changes in the fair value of the assets and liabilities of Bank of the West due to changes in interest rates between the announcement and closing of the acquisition, we entered into interest rate swaps that resulted in cumulative mark-to-market gains of $5.7 billion. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments. On closing, the swaps were unwound and replaced with hedges, which in effect crystallized the unrealized loss position on our balance sheet. Accretion of the fair value marks and securities discounts will increase net interest income, and the amortization of the fair value hedge will decrease net interest income over the remaining term of these instruments, both recorded in Corporate Services.

On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co. for a cash purchase price of US$160 million. The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Canadian P&C reporting segment.

For more information on the acquisition of Bank of the West and AIR MILES, refer to Note 12 of the unaudited interim consolidated financial statements.

Third Quarter 2023 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results in the current quarter and the prior year excluded the following items:

•

Acquisition and integration costs of $370 million ($497 million pre-tax) in the current quarter and $62 million ($84 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $363 million ($487 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax) in the current quarter and $5 million ($7 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $76 million ($102 million pre-tax) related to Bank of the West.

•

A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services, comprising $138 million pre-tax recorded in non-interest revenue and $22 million pre-tax recorded in non-interest expense.

•

A net recovery of $3 million ($4 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense.

•

A loss of $694 million ($945 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	Expenses of $6 million ($7 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management business.

The inclusion of Bank of the West results in the current quarter decreased reported net income by $272 million, and increased adjusted net income by $167 million. Reported and adjusted results in the current quarter included severance costs of $162 million ($223 million pre-tax) associated with accelerating operational efficiencies across the enterprise, recorded in the respective operating groups, as well as legal provisions of $83 million (pre-tax and after-tax) recorded in BMO Capital Markets. The combined impact of the severance costs and legal provisions reduced EPS by $0.34 per share. Reported EPS was $1.97, an increase of $0.02, and adjusted EPS was $2.78, a decrease of $0.31, including the impact of common share issuances in the first quarter of 2023.

Reported net income increased 7% from the prior year, primarily due to the prior-year loss related to fair value management actions, partially offset by higher acquisition-related costs and the impact of Canadian tax measures noted above. Adjusted net income decreased 4%, with higher revenue more than offset by higher expenses and higher provisions for credit losses. Reported net income increased in BMO Capital Markets and decreased in Canadian P&C and BMO Wealth Management. U.S. P&C reported net income increased due to the impact of the stronger U.S. dollar and decreased in source currency. Corporate Services recorded a net loss on both a reported and an adjusted basis, compared with a reported net loss and adjusted net income in the prior year.

2 BMO Financial Group Third Quarter Report 2023 Earnings Release

The impact of the acquisition of Bank of the West (BOTW) on our third quarter 2023 net income is reflected in the table below.

	Reported			Adjusted (1)
(Canadian $ in millions)	BMO ex. BOTW	BOTW	BMO	BMO ex. BOTW	BOTW	BMO

Q3-2023 Summary Income Statement

Net interest income	4,016	889	4,905	4,019	889	4,908
Non-interest revenue	2,862	162	3,024	3,000	162	3,162
Revenue	6,878	1,051	7,929	7,019	1,051	8,070
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	-	4	4	-	4
Revenue, net of CCPB	6,874	1,051	7,925	7,015	1,051	8,066
Provision for credit losses on impaired loans	313	20	333	313	20	333
Provision for credit losses on performing loans	81	78	159	81	78	159
Total provision for credit losses	394	98	492	394	98	492
Non-interest expense	4,300	1,338	5,638	4,262	749	5,011
Provision for (recovery of) income taxes	454	(113)	341	489	37	526
Net income (loss)	1,726	(272)	1,454	1,870	167	2,037

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our Third Quarter 2023 Report to Shareholders.

Canadian P&C

Reported net income was $915 million, a decrease of $50 million or 5% from the prior year, and adjusted net income was $923 million, a decrease of $42 million or 4%. Results reflected a 10% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and higher non-interest revenue, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $576 million, an increase of $8 million or 1% from the prior year, and adjusted net income was $653 million, an increase of $84 million or 14%. The impact of the stronger U.S. dollar increased net income by 4% on a reported basis and 5% on an adjusted basis.

On a U.S. dollar basis, reported net income was $431 million, a decrease of $14 million or 3% from the prior year, and adjusted net income was $489 million, an increase of $43 million or 9% due to the inclusion of Bank of the West, partially offset by a decrease in underlying revenue, primarily due to lower non-interest revenue, higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $303 million and adjusted net income was $304 million, both a decrease of $21 million or 7% from the prior year. Wealth and Asset Management reported net income was $222 million and adjusted net income was $223 million, both a decrease of $41 million or 16%, as the inclusion of Bank of the West and higher revenue from growth in client assets was more than offset by higher underlying expenses. Insurance net income was $81 million, an increase of $20 million or 34% from the prior year, primarily due to favourable market movements in the current year.

BMO Capital Markets

Reported net income was $310 million, an increase of $48 million or 18% from the prior year, and adjusted net income was $316 million, an increase of $50 million or 18%. Results reflected revenue growth of 17%, with higher revenue in both Global Markets and Investment and Corporate Banking partially offset by higher expenses and a higher provision for credit losses.

Corporate Services

Reported net loss was $650 million, compared with reported net loss of $754 million in the prior year, and adjusted net loss was $159 million, compared with adjusted net income of $7 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted results decreased due to lower revenue and higher expenses.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.3% as at July 31, 2023, an increase from 12.2% at the end of the second quarter of 2023, primarily due to internal capital generation, common shares issued under the dividend reinvestment and share purchase plan, and lower risk-weighted assets, partially offset by the acquisition of AIR MILES and acquisition and integration costs related to Bank of the West.

Credit Quality

Total provision for credit losses was $492 million, compared with a provision of $136 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 30 basis points, compared with 10 basis points in the prior year. The provision for credit losses on impaired loans was $333 million, an increase of $229 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 21 basis points, compared with 8 basis points in the prior year. The provision for credit losses on performing loans was $159 million, an increase of $127 million from the prior year. The $159 million provision for credit losses on performing loans in the current quarter primarily reflected portfolio credit migration. The $32 million provision for credit losses in the prior year reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in pandemic uncertainty and positive portfolio migration.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

BMO Financial Group Third Quarter Report 2023 Earnings Release 3

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, we:

•

Provided an innovative new Sustainability-Linked Deposit (SLD) product to Zurn Elkay Water Solutions, a leading engineered water solutions client, linking the interest paid on a deposit account to a client’s achievement of defined sustainability targets. This product is a unique addition to BMO’s suite of sustainable and liquidity management offerings and demonstrates our ambition to be our clients’ lead partner in the transition to a net-zero world.

•

Announced a strategic relationship with Immigrant Services Calgary to provide specialized guidance and resources to Canadian newcomers, with on-site support at the BMO branch located inside the Gateway Newcomer Centre.

•

Continued to drive progress for mental health treatment with a $2 million donation to The Royal Ottawa Health Care Group (The Royal) to support the newly-established BMO Innovative Clinic for Depression, providing increased treatment opportunities to people living with depression.

In addition, BMO’s leadership continues to be acknowledged, including:

•

Awarded #1 in Customer Satisfaction with Online Banking in the J.D. Power (1) 2023 Canada Online Banking Satisfaction Study, demonstrating our continued commitment to meeting our customers where they are with human and digital experiences that help them make real financial progress.

•

Received a top score on the Disability Equality Index (DEI) for the eighth consecutive year and was named among the Best Places to Work for Disability Inclusion by Disability:IN and The American Association of People with Disabilities (AAPD), a testament to our continued focus and progress to building an inclusive society for our employees and the communities we serve.

•

Included in Corporate Knights’ listing of Canada’s Best 50 Corporate Citizens with top-quartile scores in board gender diversity and executive racial diversity, the only Canadian bank named to this listing. In addition, we also received a top-quartile Sustainable Revenue score, reflecting our commitment to sustainable financing and responsible investing.

(1)	For more information, refer to www.jdpower.com/business.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Third Quarter Report 2023 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated August 29, 2023 for the period ended July 31, 2023 (Third Quarter 2023 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our Third Quarter 2023 Report to Shareholders which is available at www.sedarplus.ca.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section in our Third Quarter 2023 Report to Shareholders.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2023 Earnings Release 5

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022

Reported Results

Net interest income	4,905	4,814	4,197	13,740	12,118
Non-interest revenue	3,024	3,626	1,902	9,099	11,022
Revenue	7,929	8,440	6,099	22,839	23,140
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(591)	(413)	(1,788)	314
Revenue, net of CCPB	7,925	7,849	5,686	21,051	23,454
Provision for credit losses	(492)	(1,023)	(136)	(1,732)	(87)
Non-interest expense	(5,638)	(5,573)	(3,859)	(15,632)	(11,418)
Income before income taxes	1,795	1,253	1,691	3,687	11,949
Provision for income taxes	(341)	(194)	(326)	(927)	(2,895)
Net income	1,454	1,059	1,365	2,760	9,054
Diluted EPS ($)	1.97	1.30	1.95	3.60	13.45

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	-	-	-	-	(21)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	(945)	(2,011)	3,172
Legal provision (3)	(3)	(7)	-	(16)	-
Impact of Canadian tax measures (4)	(138)	-	-	(138)	-
Impact of adjusting items on revenue (pre-tax)	(141)	(7)	(945)	(2,165)	3,151

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (5)	-	(705)	-	(705)	-

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (6)	(497)	(727)	(84)	(1,463)	(133)
Amortization of acquisition-related intangible assets (7)	(115)	(115)	(7)	(238)	(23)
Impact of divestitures (1)	-	-	(7)	-	(22)
Legal provision (3)	7	-	-	5	-
Impact of Canadian tax measures (4)	(22)	-	-	(22)	-
Impact of adjusting items on non-interest expense (pre-tax)	(627)	(842)	(98)	(1,718)	(178)
Impact of adjusting items on reported net income (pre-tax)	(768)	(1,554)	(1,043)	(4,588)	2,973

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	-	-	-	-	(23)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	(694)	(1,461)	2,331
Legal provision (3)	(2)	(6)	-	(13)	-
Impact of Canadian tax measures (4)	(115)	-	-	(115)	-
Impact of adjusting items on revenue (after-tax)	(117)	(6)	(694)	(1,589)	2,308

Adjusting Items Impacting Provision for Credit Losses (After-tax)

Initial provision for credit losses on purchased performing loans (after-tax) (5)	-	(517)	-	(517)	-

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (6)	(370)	(549)	(62)	(1,100)	(100)
Amortization of acquisition-related intangible assets (7)	(85)	(85)	(5)	(176)	(17)
Impact of divestitures (1)	-	-	(6)	-	(40)
Legal provision (3)	5	-	-	4	-
Impact of Canadian tax measures (4)	(16)	-	-	(16)	-
Impact of adjusting items on non-interest expense (after-tax)	(466)	(634)	(73)	(1,288)	(157)

Adjusting Items Impacting Provision for Income Taxes

Impact of Canadian tax measures (4)	-	-	-	(371)	-
Impact of adjusting items on reported net income (after-tax)	(583)	(1,157)	(767)	(3,765)	2,151
Impact on diluted EPS ($)	(0.81)	(1.63)	(1.14)	(5.33)	3.25

Adjusted Results

Net interest income	4,908	4,821	4,159	14,139	11,913
Non-interest revenue	3,162	3,626	2,885	10,865	8,076
Revenue	8,070	8,447	7,044	25,004	19,989
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(591)	(413)	(1,788)	314
Revenue, net of CCPB	8,066	7,856	6,631	23,216	20,303
Provision for credit losses	(492)	(318)	(136)	(1,027)	(87)
Non-interest expense	(5,011)	(4,731)	(3,761)	(13,914)	(11,240)
Income before income taxes	2,563	2,807	2,734	8,275	8,976
Provision for income taxes	(526)	(591)	(602)	(1,750)	(2,073)
Net income	2,037	2,216	2,132	6,525	6,903
Diluted EPS ($)	2.78	2.93	3.09	8.93	10.20

(1)

Reported net income included the impact of divestitures of our EMEA and U.S. Asset Management business. Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses and $38 million pre-tax net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million pre-tax net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Recent Acquisitions section.

(3)

Q3-2023 reported net income included a net recovery of $3 million ($4 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense. Q2-2023 included a provision of $6 million ($7 million pre-tax). YTD-2023 included $9 million ($11 million pre-tax), comprising interest expense of $16 million pre-tax and a $5 million pre-tax recovery of non-interest expense, including legal fees of $2 million pre-tax. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(4)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising $115 million ($138 million pre-tax) recorded in non-interest revenue and $16 million ($22 million pre-tax) recorded in non-interest expense. Q1-2023 included a one-time tax expense of $371 million comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

(5)

Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

6 BMO Financial Group Third Quarter Report 2023 Earnings Release

(6)

Reported net income included acquisition and integration costs recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q3-2023 included $363 million ($487 million pre-tax), Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q3-2023 included $1 million ($2 million pre-tax), Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax), Q3-2022 included $1 million ($2 million pre-tax), Q2-2022 included $2 million ($2 million pre-tax) and Q1-2022 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in P&C Canada: Q3-2023 included $6 million ($8 million pre-tax) and Q2-2023 included $2 million ($3 million pre-tax).

(7)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q3-2023 and Q2-2023 both included $85 million ($115 million pre-tax), Q1-2023 included $6 million ($8 million pre-tax), Q3-2022 included $5 million ($7 million pre-tax), and Q2-2022 and Q1-2022 both included $6 million ($8 million pre-tax).

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q3-2023

Reported net income (loss)	915	576	1,491	303	310	(650)	1,454	364
Acquisition and integration costs	6	-	6	-	1	363	370	275
Amortization of acquisition-related intangible assets	2	77	79	1	5	-	85	60
Impact of Canadian tax measures	-	-	-	-	-	131	131	-
Legal provision	-	-	-	-	-	(3)	(3)	(2)
Adjusted net income (loss)	923	653	1,576	304	316	(159)	2,037	697

Q2-2023

Reported net income (loss)	861	789	1,650	284	380	(1,255)	1,059	(104)
Acquisition and integration costs	2	-	2	-	2	545	549	400
Amortization of acquisition-related intangible assets	1	77	78	1	6	-	85	61
Legal provision	-	-	-	-	-	6	6	4
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	864	866	1,730	285	388	(187)	2,216	740

Q3-2022

Reported net income (loss)	965	568	1,533	324	262	(754)	1,365	(28)
Acquisition and integration costs	-	-	-	-	1	61	62	49
Amortization of acquisition-related intangible assets	-	1	1	1	3	-	5	5
Impact of divestitures	-	-	-	-	-	6	6	-
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	694	694	545
Adjusted net income (loss)	965	569	1,534	325	266	7	2,132	571

YTD-2023

Reported net income (loss)	2,756	2,063	4,819	864	1,193	(4,116)	2,760	(298)
Acquisition and integration costs	8	-	8	-	6	1,086	1,100	807
Amortization of acquisition-related intangible assets	3	155	158	3	15	-	176	125
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	9	9	7
Impact of Canadian tax measures	-	-	-	-	-	502	502	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	2,767	2,218	4,985	867	1,214	(541)	6,525	2,113

YTD-2022

Reported net income (loss)	2,909	1,837	4,746	953	1,415	1,940	9,054	3,773
Acquisition and integration costs	-	-	-	-	6	94	100	79
Amortization of acquisition-related intangible assets	1	3	4	3	10	-	17	13
Impact of divestitures	-	-	-	-	-	63	63	(42)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(2,331)	(2,331)	(1,842)
Adjusted net income (loss)	2,910	1,840	4,750	956	1,431	(234)	6,903	1,981

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Reported net income	1,454	1,059	1,365	2,760	9,054
Net income attributable to non-controlling interest in subsidiaries	2	3	-	5	-
Net income attributable to bank shareholders	1,452	1,056	1,365	2,755	9,054
Dividends on preferred shares and distributions on other equity instruments	(41)	(127)	(47)	(206)	(154)
Net income available to common shareholders (A)	1,411	929	1,318	2,549	8,900
After-tax amortization of acquisition-related intangible assets	85	85	5	176	17
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,496	1,014	1,323	2,725	8,917
After-tax impact of other adjusting items (1)	498	1,072	762	3,589	(2,168)
Adjusted net income available to common shareholders (C)	1,994	2,086	2,085	6,314	6,749
Average common shareholders’ equity (D)	67,823	67,792	59,707	67,204	56,304
Return on equity (%) (= A/D) (2)	8.3	5.6	8.8	5.1	21.1
Adjusted return on equity (%) (= C/D) (2)	11.7	12.6	13.8	12.6	16.0
Average tangible common equity (E) (3)	49,915	49,818	54,846	53,579	51,437
Return on tangible common equity (%) (= B/E) (2)	11.9	8.4	9.6	6.8	23.2
Adjusted return on tangible common equity (%) (= C/E) (2)	15.8	17.2	15.1	15.8	17.5

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

BMO Financial Group Third Quarter Report 2023 Earnings Release 7

(3)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $16,005 million in Q3-2023, $16,203 million in Q2-2023 and $4,981 million in Q3-2022; $12,456 million for YTD-2023 and $4,985 million for YTD-2022; acquisition-related intangible assets of $2,965 million in Q3-2023, $2,824 million in Q2-2023 and $126 million in Q3-2022; $1,959 million for YTD-2023 and $131 million for YTD-2022; net of related deferred tax liabilities of $1,062 million in Q3-2023, $1,053 million in Q2-2023 and $246 million in Q3-2022; $790 million for YTD-2023 and $249 million for YTD-2022.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to our Climate Ambition), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, plans for the combined operations of BMO and Bank of the West, the timing for converting Bank of the West customer accounts and systems onto our respective BMO platforms, and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the impact of adverse developments affecting the U.S. and global banking industry, including the risk of bank failures and liquidity concerns, the heightening of economic and market volatility, and regulatory responses to such developments; the anticipated benefits from acquisitions, including Bank of the West, such as potential synergies, accretion to adjusted earnings per share (EPS), and operational efficiencies, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in our Third Quarter 2023 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in our Third Quarter 2023 Report to Shareholders is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as updated in the Economic Developments and Outlook section in our Third Quarter 2023 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2023 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

8 BMO Financial Group Third Quarter Report 2023 Earnings Release

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 29, 2023, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-952-5114 (toll-free outside Toronto), entering Passcode: 9277737#. A replay of the conference call can be accessed until September 29, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4069581#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (DRIP)

Average market price as defined under DRIP

May 2023: $113.74

June 2023: $117.72

July 2023: $122.67

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2024

The next Annual Meeting of Shareholders will be held on Tuesday, April 16, 2024.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter Report 2023 Earnings Release 9